Others (Fair Disclosure)

3Q 2005 Earnings Release — hanarotelecom incorporated

1. Date & Venue:
- November 14, 2005, 16:00,
- hanarotelecom incorporated (Head Office)

2. Participants: Institutional investors and analysts

3. Objectives: To announce third quarterly earnings for the year 2005

4. The earnings release will be conducted via conference call

5. Contents (Summary): 3Q 2005 Earnings Highlights, Q&A Session

6. Others:
- The conference call will be conducted in Korean, followed by the English translation.

• The announcement is subject to rescheduling due to the change in company’s circumstances and the Company will file a public disclosure on the change